Exhibit 99.1
MPEL Announces Fourth Quarter 2008 Earnings
New York, February 24, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL) (“MPEL”), a developer and owner of casino gaming and entertainment resort facilities, today reported its unaudited financial results for the fourth quarter and full year ending December 31, 2008.
For the fourth quarter of 2008, net revenue was US$253.5 million, up from US$179.7 million for the comparable period ending December 31, 2007. The revenue increase was primarily driven by substantially improved operating performance at Crown Macau.
Adjusted EBITDA(1) was US$22.4 million for the fourth quarter of 2008, up from a loss of US$1.6 million in the fourth quarter of 2007.
The Company recorded a net loss for the fourth quarter of 2008 of US$18.9 million, or US$0.04 per ADS, compared to a net loss of US$36.5 million, or US$0.09 per ADS, in the fourth quarter of 2007.
Lawrence Ho, Co-Chairman and Chief Executive Officer of MPEL, commented, “We are entering the homestretch in the development of City of Dreams, our flagship property in Macau. The opening of City of Dreams will solidify our portfolio approach to development and changes the complexion of our company in almost every measurable way, from the market segments we address to our overall market share. MPEL is about to emerge as a full blown operating entity from a company that has to date been largely focused on property development.”
Mr. Ho continued, “City of Dreams remains on time and on budget with an expected opening date in early June of this year. Our conservative approach to managing our balance sheet continues to pay off. City of Dreams remains fully funded and our development pipeline is intact.
“We held approximately US$825 million of cash excluding cage cash on our balance sheet at the end of the fourth quarter and had undrawn credit facilities available of an additional US$320 million. We expect to spend approximately US$620 million on construction activities and pre-opening preparations at City of Dreams from the start of the current quarter through the opening of the property in early June.
“Subsequent to the end of the fourth quarter of 2008, we successfully drew down a further US$270 million on our bank facilities. At this time, our US$1.5 billion term loan is fully drawn and only US$50 million of our US$250 million revolver remains undrawn. Given the current uncertain state of global lending markets, we determined to accelerate our drawdown schedule and this process is now considered to be completed.
“We have no debt maturities until 2012, when a maximum of US$250 million could come due on our revolving credit facility. Our term loan fully matures in 2014.
“Last month, we named DFS the official operator of the 85,000 square feet of first phase upscale retail space at City of Dreams. The retail offering at City of Dreams is integrated into The Boulevard, a “lifestyle precinct” running throughout the property and directly linking the hotels and casino areas within City of Dreams. In addition to providing a unique shopping environment, The Boulevard will feature iconic, “must see” entertainment and a number of regional and international dining outlets. DFS is a proven and highly respected luxury retail operator in the region and around the world, and we are pleased to be working with them to bring an exciting retail element to the overall guest experience at City of Dreams.
“As some of our competitors have suspended the development of their integrated resort projects in Cotai, the supply growth outlook in Macau has shifted in our favour. We expect City of Dreams to be the only new property to open in Cotai in 2009. We believe that high-quality new supply drives incremental visitation demand, and we are fortunate to be the sole beneficiary of this phenomenon for the foreseeable future. Additionally, more staggered supply growth will give Macau’s expanding transportation infrastructure time to catch up with the expected future increases in visitation.
“In these challenging economic times, we are proud to have managed our company in a prudent manner that allows us to protect the jobs and benefits of our existing team members and to create thousands of new job opportunities and careers for the people of Macau. We are in the process of hiring approximately 7,000 team members at City of Dreams, and we have received applications from roughly 24,000 candidates. We are on track to be fully staffed according to plan and have benefited from an increasingly selective hiring market.
“The rolling chip market in Macau continues to be both challenging and dynamic, primarily due to the headwinds created by the soft global economy. However, we are pleased to have stabilized our rolling chip market share at Crown Macau through the fourth quarter of 2008, the promotional environment remains stable and we are cautiously optimistic that various regulatory measures, including a cap on junket commissions and relaxation of visa restrictions, could improve market conditions over the course of this year.
“Our rebranding efforts at Crown Macau are well underway, and we expect to launch our new proprietary brand for that property in the Spring of this year, well ahead of the opening of City of Dreams.”

Crown Macau 4Q Results
For the quarter ending December 31, 2008, net revenue at Crown Macau was US$225.8 million versus US$158.0 million in the quarter ending December 31, 2007. Crown Macau generated adjusted EBITDA of US$25.7 million in the fourth quarter of 2008 compared with US$4.2 million in the fourth quarter of 2007.
Rolling chip volume totaled US$10.28 billion for the fourth quarter of 2008, up from US$8.53 billion in the fourth quarter of 2007. The rolling chip table games hold percentage in the fourth quarter of 2008 (calculated before discounts and commissions) was 2.89% versus 2.4% recorded in the fourth quarter of 2007. Our target rolling chip hold percentage is 2.85%.
In the mass market table games segment, drop (non rolling chip) totaled US$73.0 million in the fourth quarter of 2008, down from US$87.3 million generated in the fourth quarter of 2007. The average number of mass market tables in service in the fourth quarter of 2008 was 34, as compared to 69 in the fourth quarter of 2007. The mass market table games hold percentage was approximately 15.5% in the fourth quarter of 2008, below our expected range for mass market table games hold percentage of 16%-18%. The mass market table games hold percentage for the fourth quarter of 2007 was 17.5%.
Total non-gaming revenue at Crown Macau in the fourth quarter of 2008 was US$9.0 million, up from US$7.6 million in the fourth quarter of 2007. Occupancy per available room in the fourth quarter of 2008 was 92% and the average daily rate (ADR) was US$238 per occupied room. This compares with occupancy and ADR of 78% and US$221, respectively, in the fourth quarter of 2007.

Mocha Clubs 4Q Results
Net operating revenue from Mocha Clubs totaled US$22.4 million in the fourth quarter of 2008, up from US$21.7 million in the fourth quarter of 2007.
Mocha Clubs generated US$6.7 million of adjusted EBITDA in the fourth quarter of 2008, which compares with US$4.8 million in the fourth quarter of 2007.
The number of gaming machines in operation at the Mocha Clubs averaged approximately 1,091 in the fourth quarter of 2008. Average net win per gaming machine per day increased to US$223 in this period, as compared with US$215 in the same period in 2007.
As of December 1, 2008, Mocha Clubs assumed management of 95 gaming machines in operation at Crown Macau, and the financial contribution from these gaming machines is included in Mocha Clubs results from that date and going forward. As a result, Mocha Clubs had seven venues in operation as of the end of the fourth quarter of 2008.
On February 20, 2009, Mocha Clubs’ Mocha Square venue reopened, which added 75 gaming machines to its market-wide installed base at eight locations throughout Macau.
Other Factors Affecting Earnings
Total non-operating expenses for the fourth quarter of 2008 were US$2.5 million, which included US$1.9 million in interest income and US$0.9 million in net foreign exchange gains, less other non-recurring finance costs of US$5.4 million. Capitalized interest during the fourth quarter of 2008 totaled US$20.8 million. Pre-opening expenses, related entirely to the development of City of Dreams, were US$9.4 million for the fourth quarter of 2008. Corporate expenses and other costs totaled US$10.0 million in the fourth quarter of 2008, of which US$2.5 million is related to non-recurring compensation-related expenses. Total stock based compensation costs for MPEL were US$1.9 million in the quarter ending December 31, 2008.
Depreciation and amortization costs of US$28.0 million were booked in the fourth quarter of 2008, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.5 million was related to the amortization of land use rights.
Financial Position and Capital Expenditure
Cash and cash equivalents as of December 31, 2008, including restricted cash, totaled US$883.1 million. Total outstanding debts at the end of the fourth quarter of 2008 were US$1.53 billion, of which US$115.6 million represented loans from MPEL’s two major shareholders. Total debt to shareholders’ equity as of December 31, 2008 was 63%.
Capital expenditures for the fourth quarter of 2008 were US$327 million, essentially all of which were attributable to the development of City of Dreams.
Full Year 2008 Results
For the full year ending December 31, 2008, the Company reported revenue of US$1.41 billion versus US$358.5 million in the full year ending December 31, 2007. The year over year revenue increase was driven by improved operating performance and a full year of operations at Crown Macau, which opened in May 2007.
The Company reported net loss of US$2.5 million for the twelve months of 2008, compared to a net loss of US$178.2 million for the twelve months of 2007. 2008 net loss per ADS was US$0.01 compared to a net loss per ADS of US$0.44 in 2007.

Conference Call Information
MPEL will hold a conference call to discuss its fourth quarter 2008 financial results on Tuesday, February 24, 2009, at 8:30 a.m. Eastern Standard Time (or 9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free Number:	1.866.510.0705
US Toll Number (for international callers):	1.617.597.5363
Hong Kong Toll Number:	852.3002.1672
Hong Kong Toll Free Number:	800.96.3844
UK Toll Free Number:	00.800.280.02002
Australia Toll Free Number:	1.800.002.971
Passcode:	MPEL
An audio webcast will also be available at http://www.melco-crown.com.
A replay of the call will be available on the same day at 10:30 a.m. Eastern Standard Time (or 11:30 p.m. Hong Kong Time) until March 3, 2009. To listen to the replay, please use the dial-in details below:

US Toll Free Number:	1.888.286.8010
US Toll Number (for international callers):	1.617.801.6888
Passcode:	21719684
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 9, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measure
(1) “Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, stock-based compensation costs, and other non-operating income and expenses. Adjusted EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. MPEL also presents adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA should not be considered as an alternative to operating income as an indicator of MPEL’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA does not include depreciation and amortization or interest expense and therefore does not reflect current or future capital expenditure or the cost of capital. MPEL compensates for these limitations by using adjusted EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. MPEL has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Also, MPEL’s calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

About Melco Crown Entertainment Limited
MPEL is a developer, owner and, through its sub-concession holding company, an operator of casino gaming and entertainment casino resort facilities in Macau. Its first property, Crown Macau (www.crown-macau.com), opened in 2007. Other development projects include City of Dreams, an integrated urban casino resort located in Cotai, Macau. MPEL’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,300 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-crown.com.
MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman and the CEO of MPEL. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of MPEL.
Investor Inquiries:
Geoffrey Davis, CFA
Senior Vice President, Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)(2)	(Unaudited)	(Unaudited)(2)
OPERATING REVENUES
Casino	251,408	175,172	1,405,932	348,725
Rooms	4,343	3,076	17,084	5,670
Food and beverage	3,320	4,007	16,107	11,121
Entertainment, retail and others	1,309	874	5,396	1,964

Gross revenues	260,380	183,129	1,444,519	367,480
Less: promotional allowances	(6,885)	(3,394)	(28,385)	(8,984)

Net revenues	253,495	179,735	1,416,134	358,496

OPERATING COSTS AND EXPENSES
Casino	(200,451)	(146,468)	(1,146,893)	(291,045)
Rooms	(354)	(1,104)	(1,342)	(2,222)
Food and beverage	(3,085)	(3,504)	(12,745)	(10,541)
Entertainment, retail and others	(334)	(246)	(1,240)	(504)
General and administrative	(28,697)	(31,083)	(104,034)	(96,037)
Pre-opening costs	(9,391)	(1,453)	(21,821)	(40,032)
Amortization of gaming sub-concession	(14,309)	(14,322)	(57,237)	(57,190)
Amortization of land use rights	(4,502)	(4,528)	(18,269)	(17,276)
Depreciation and amortization	(9,171)	(14,119)	(51,379)	(39,466)

Total operating costs and expenses	(270,294)	(216,827)	(1,414,960)	(554,313)

OPERATING (LOSS) INCOME	(16,799)	(37,092)	1,174	(195,817)

NON-OPERATING (EXPENSES) INCOME
Interest income, net	1,947	4,332	8,215	17,870
Other finance costs	(5,445)	(5,635)	(15,730)	(5,765)
Foreign exchange gain, net	934	2,355	1,436	3,832
Other, net	24	128	972	275

Total non-operating (expenses) income	(2,540)	1,180	(5,107)	16,212

LOSS BEFORE INCOME TAX	(19,339)	(35,912)	(3,933)	(179,605)
INCOME TAX CREDIT (EXPENSE)	454	(627)	1,470	1,454

NET LOSS	$(18,885)	$(36,539)	$(2,463)	$(178,151)

LOSS PER SHARE:
Basic and diluted	$(0.014)	$(0.029)	$(0.002)	$(0.145)

LOSS PER ADS:
Basic and diluted	$(0.043)	$(0.086)	$(0.006)	$(0.436)

WEIGHTED AVERAGE SHARES USED IN LOSS PER SHARE CALCULATION:
Basic and diluted	1,320,970,883	1,276,718,198	1,320,946,942	1,224,880,031

(2)	The unaudited condensed consolidated financial statements for 2007 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to current period presentation.

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheets
(In Thousands of U.S. dollars)

	December 31,	December 31,
	2008	2007
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$815,144	$835,419
Restricted cash	67,977	298,983
Accounts receivable, net	72,755	49,390
Amounts due from affiliated companies	650	—
Inventories	2,170	1,484
Prepaid expenses and other current assets	17,556	15,715

Total current assets	976,252	1,200,991

PROPERTY AND EQUIPMENT, NET	2,107,722	980,241
GAMING SUB-CONCESSION	771,216	828,453
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	60,894	15,832
DEFERRED FINANCING COST	49,336	48,295
DEFERRED TAX ASSET	28	—
DEPOSIT FOR ACQUISITION OF LAND INTEREST	12,853	12,853
LAND USE RIGHTS, NET	433,853	447,468

TOTAL	$4,498,289	$3,620,268

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,494	$5,736
Accrued expenses and other current liabilities	442,671	468,236
Income tax payable	1,954	1,560
Amounts due to affiliated companies	1,985	6,602
Amounts due to shareholders	1,032	1,551

Total current liabilities	450,136	483,685

LONG-TERM DEBT	1,412,516	500,209
OTHER LONG-TERM LIABILITIES	38,304	11,074
DEFERRED TAX LIABILITIES	19,191	21,286
LOANS FROM SHAREHOLDERS	115,647	114,616
LAND USE RIGHTS PAYABLE	53,891	60,857

SHAREHOLDERS’ EQUITY
Ordinary shares	13,212	13,209
Additional paid-in capital	2,689,257	2,682,125
Accumulated other comprehensive losses	(35,685)	(11,076)
Accumulated losses	(258,180)	(255,717)

Total shareholders’ equity	2,408,604	2,428,541

TOTAL	$4,498,289	$3,620,268

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA
(In Thousands of U.S. dollars)

	Three Months Ended December 31, 2008
			Corporate
	Crown	Mocha	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$14,708	$4,456	$(35,963)	$(16,799)

Pre-opening Costs	—	—	9,391	9,391
Depreciation and Amortization	10,998	2,245	14,739	27,982
Stock-based Compensation	(7)	17	1,858	1,868

Adjusted EBITDA	$25,699	$6,718	$(9,975)	$22,442

	Three Months Ended December 31, 2007
			Corporate
	Crown	Mocha	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(7,581)	$1,550	$(31,061)	$(37,092)

Pre-opening Costs	—	—	1,453	1,453
Depreciation and Amortization	11,376	3,128	18,465	32,969
Stock-based Compensation	360	95	646	1,101

Adjusted EBITDA	$4,155	$4,773	$(10,497)	$(1,569)

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA to Net Loss
(In Thousands of U.S. dollars)

	Three Months Ended
	December 31,
	2008	2007
	(Unaudited)	(Unaudited)

Adjusted EBITDA	$22,442	$(1,569)
Pre-opening Costs	(9,391)	(1,453)
Depreciation and Amortization	(27,982)	(32,969)
Stock-based Compensation	(1,868)	(1,101)
Interest and Other Non-Operating (Expense) Income, Net	(2,540)	1,180
Income Tax Credit (Expense)	454	(627)

Net Loss	$(18,885)	$(36,539)

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA
(In Thousands of U.S. dollars)

	For The Year Ended December 31, 2008
			Corporate
	Crown	Mocha	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$118,367	$12,981	$(130,174)	$1,174
Pre-opening Costs	—	—	21,821	21,821
Depreciation and Amortization	44,304	12,698	69,883	126,885
Stock-based Compensation	298	126	6,431	6,855
Marketing Expense Relating to Crown Macau Opening	—	—	—	—

Adjusted EBITDA	$162,969	$25,805	$(32,039)	$156,735

	For The Year Ended December 31, 2007
			Corporate
	Crown	Mocha	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(92,606)	$10,562	$(113,773)	$(195,817)
Pre-opening Costs	36,985	—	3,047	40,032
Depreciation and Amortization	30,317	11,399	72,216	113,932
Stock-based Compensation	360	95	4,801	5,256
Marketing Expense Relating to Crown Macau Opening	2,500 (3)	—	9,459	11,959

Adjusted EBITDA	$(22,444)	$22,056	$(24,250)	$(24,638)

(3)	Marketing expenses related to the Crown Macau opening are allocated to Crown Macau in accordance with the property budget as set at the end of 2006

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA to Net Loss
(In Thousands of U.S. dollars)

	For The Year Ended
	December 31,
	2008	2007
	(Unaudited)	(Unaudited)

Adjusted EBITDA	$156,735	$(24,638)
Pre-opening Costs	(21,821)	(40,032)
Depreciation and Amortization	(126,885)	(113,932)
Stock-based Compensation	(6,855)	(5,256)
Marketing Expense Relating to Crown Macau Opening	—	(11,959)
Interest and Other Non-Operating (Expense) Income, Net	(5,107)	16,212
Income Tax Credit	1,470	1,454

Net Loss	$(2,463)	$(178,151)

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three months ended		Twelve months ended
	December 31,		December 31,
	2008	2007	2008	2007
Crown Macau
Average number of table games	250	167	250	190
Average number of gaming machines	112	282	178	431
Period end number of table games	253	244	253	244
Period end number of gaming machines	—	242	—	242
Table games win per unit per day (4)	$13,412	$14,344	$20,009	$8,561
Gaming machines win per unit per day (5)	$173	$145	$205	$97
Average daily rate (6)	$238	$221	$236	$226
Occupancy per available room	92%	78%	94%	66%
Revenue per available room (7)	$218	$172	$222	$149

(4)	table games win per unit per day is shown before discounts and commissions

(5)	gaming machines win per unit per day is shown before deducting cost for slot points

(6)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(7)	Revenue per available room is calculated by dividing total room revenue by total rooms available